FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of JUNE 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.

Notice of the Meeting and Record dated June 2, 2005

2.

Material Change Report dated June 10,2005 (re: June 2/05 news release)

3.

News release dated June 23, 2005

4.

News release dated June 29, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 9, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

State the date of the material change.

June 1, 2005

Item 3.

News Release

State the date and method(s) of dissemination of the news release under section 7.1 of National Instrument 51-102.

The Company’s news release dated June 2, 2005, was disseminated by CCN Matthews on June 3, 2005.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the signing of the Molejon Gold Project Agreement which formalizes the letter of intent announced on December 13, 2004.

Item 5.

Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital  affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

The Company and its indirectly held wholly-owned subsidiary, Georecursos Internacional S.A., entered into the Molejon Gold Project Agreement dated June 1, 2005, with Teck Cominco Limited and its wholly-owned subsidiary, Minera Teck Panama, S.A. (collectively “Teck”), and Inmet Mining Corporation and its wholly-owned subsidiary, Minnova (Panama) Inc. (collectively “Inmet”) and Minera Petaquilla, S.A. (the “Agreement”).  Under the terms of the Agreement:

-

Teck and Inmet have agreed to transfer their interests in the Molejon gold deposit (the “Concessions”) and 100% of any other gold deposits occurring on the partner’s joint venture lands to the Company, subject to a royalty in favour of Teck and Inmet.

-

The partners have agreed to conduct a review of strategic alternatives in order to potentially advance the development of the jointly owned Minera Petaquilla S.A. copper project.

-

The Agreement is subject to the Panamanian Government accepting a multi-phase mine development plan (the “Plan”) on terms acceptable to Teck, Inmet and the Company.

-

Upon receipt of the Panamanian Government’s approval of the Plan:

(a)

The partners will transfer the following property and mineral rights to the Company:

-

that portion of the Concession on which is situated the Molejon Gold Deposit.

-

the right to explore and mine gold deposits on the remainder of the Concession.

(b)

The partners will pursue a range of strategic alternatives, including the potential sale of the copper project, the addition of a new shareholder, or some other form of joint development agreement with respect to the project (excluding the gold deposits referred to above).

-

If, as a result of the agreed review of strategic alternatives, all parties agree to accept a third party offer for the copper project, the proceeds after all related expenses will be distributed in the following proportions:

Teck

23%

the Company

29%

Inmet

48%

In the event two of the parties agree to accept an offer and one party rejects the offer, the party rejecting the offer will be required, within 10 business days of such rejection, to pay a “Break Fee” calculated at 2% of the value of the offer to the other parties.   The Break Fee will be divided between the receiving parties in proportion to the equity ratio.  In the event that the Company is required to pay a Break Fee, it may issue shares to the other two parties in lieu of paying the fee in cash.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.

Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material changes and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated June 8, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

MOLEJON CONTINUES TO PROVIDE ENCOURAGING GOLD VALUES

Vancouver BC – June 23, 2005:  Petaquilla Minerals Ltd  (“PTQ” or the “Company”) reports on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Highlights of this round of trenching

•

2.60 meters grading 41.92 g/t

•

9.00 meters grading 16.72 g/t

•

15.05 meters grading 18.47 g/t

•

11.20 meters grading 13.05 g/t

•

31.50 meters grading 11.00 g/t

The trenching program was initiated to generate a geological model whereupon a drill program could be based and a mineral resource estimate defined conforming to the regulations and guidelines in National Instrument 43-101. The pending drill program will consist of infill drilling, bringing the separation between holes down to 20 to 35 meters, and step out drilling in the Northwest zone (“NW-zone”) where the trenching has identified new targets.

The Molejon deposit was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and Petaquilla (formerly Adrian Resources) in 1994-95. The drilling was done on 50-meter drill lines with 40 to 70 meters separation between holes.

Approximately 40 holes were drilled in the Northwest zone during the 94 –95 program with the majority of the holes providing poor core recovery through the target zone. No surface trenching was done on the NW - zone prior to the 94 – 95 drilling. The current trenching, which has exposed contiguous in situ gold mineralization from within a meter of the surface, is providing valuable information that the Company feels will improve results during this round of drilling.

The Northwest zone is currently being interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick. Gold mineralization has been delineated over a distance of 340 meters in a north - south direction and is open to further expansion.

The Northwest zone is currently being interpreted as a gently SW dipping gold-mineralized tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick.

The Northwest zone is located in a high relief area, and trenching is exposing the zone along hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel-chip samples follow the zone obliquely along strike or down dip.  Trench sample length intersection are an indicator of gold mineralization continuity, and do not represent true widths of mineralization.

A table containing a number of significant high-grade intersections encountered in the trenching of the Northwest zone is listed below.

(Sampling is contiguous in the trench unless noted in comments column)

NW-Zone High Grade Intersections
TARGET	TRENCH	TRENCH LENGTH (meters)	INTERSECTION				Comment
			From (meters)	To (meters)	Width (meters)	Grade (Au gr/t)
NWZ	TR-104A	39.80	0.00	39.80	39.80	3.76
		INCLUDING	0.00	17.80	17.80	6.68
NWZ	TR-120A	39.10	0.00	39.10	39.10	2.64
		INCLUDING	0.00	12.10	12.10	6.48
NWZ	TR-123A	71.90	41.20	61.70	20.50	3.35
		INCLUDING	56.90	61.70	4.80	11.06
			61.70	71.90	10.20	Waiting for Assay results
NWZ	TR-126C	31.50	0.00	31.50	31.50	11.00
		INCLUDING	16.45	31.50	15.05	18.47
NWZ	TR-164C	293.30	122.50	149.50	27.00	6.48
		INCLUDING	124.00	133.00	9.00	16.72
			250.60	261.80	11.20	13.05
		INCLUDING	252.10	254.70	2.60	41.92

The trench results clearly indicate that the Northwest zone is a near-surface mineralized body returning significant gold grades.  In addition the assay results suggest that we have zones of significantly higher-grade mineralization in the Quartz Breccia zone, and that in places mineralization extends into the footwall and hanging wall.

These favorable trench results have led the company to continue the trenching program within the Northwest zone and across the deposit’s other zones (Central Zone and Main Zone).

Margaret Venable (PhD Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.), has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed the preparation and assaying on the trench samples.  Procedures included a 1 assay tonne Gold Fire assay and multi-element ICP analysis.

The tables below contain the known results to date from this round of trenching in the NW-zone. The tables include the significant high-grade results reported above.

(Sampling is contiguous in the trench unless noted in comments column)

NW-Zone Trenching Results (Table 1)
TARGET	TRENCH	TRENCH LENGTH (meters)	INTERSECTION			Comment
			From (meters)	To (meters)	Width (meters)	Grade (Au gr/t)
NWZ	TR-103A	38.90	11.35	14.30	2.95	2.05
NWZ	TR-103B	24.00	0.00	4.90	4.90	1.37
NWZ	TR-103C	27.20	0.00	27.20	27.20	3.13
		INCLUDING	0.00	6.20	6.20	6.16
			14.70	20.60	5.90	5.44
NWZ	TR-103D	37.10	26.50	37.10	10.60	3.30
NWZ	TR-104A	39.80	0.00	39.80	39.80	3.76
		INCLUDING	0.00	17.80	17.80	6.68
NWZ	TR-104D	101.90	11.30	30.00	18.70	5.07
			91.65	101.90	10.25	0.72
NWZ	TR-104E	76.20	0.00	15.10	15.10	0.87
			54.20	56.80	2.60	3.34
NWZ	TR-119C	22.40	15.35	16.82	1.47	2.67
NWZ	TR-119D	28.50	15.29	17.33	2.04	1.49
NWZ	TR-119E	45.70	0.00	3.00	3.00	3.44
			31.79	39.29	7.50	3.55
NWZ	TR-120A	39.10	0.00	39.10	39.10	2.64
		INCLUDING	0.00	12.10	12.10	6.48
NWZ	TR-120B	60.80	0.00	33.00		Waiting for Assay results
			33.00	60.80	27.80	1.31
		INCLUDING	48.90	60.80	11.90	2.11
NWZ	TR-122A	21.90	0.00	3.66	3.66	6.61
NWZ	TR-123A	71.90	41.20	61.70	20.50	3.35
		INCLUDING	56.90	61.70	4.80	11.06
			61.70	71.90	10.20	Waiting for Assay results
NWZ	TR-123B	65.50	0.00	18.00	18.00	Waiting for Assay results
			18.00	65.50	47.50	2.02
NWZ	TR-124A	35.60	NO SIGNIFICANT RESULTS
NWZ	TR-126A	39.00	4.50	12.00	7.50	1.57
			21.00	31.50	10.50	4.49
NWZ	TR-126C	31.50	0.00	31.50	31.50	11.00
		INCLUDING	16.45	31.50	15.05	18.47
NWZ	TR-138	48.75	0.00	15.90	15.90	6.07
NWZ	TR-163	36.60	0.00	36.60	36.60	3.53
		INCLUDING	0.00	22.30	22.30	4.35
			27.20	31.90	4.70	5.92
NWZ	TR-164	25.50	NO SIGNIFICANT RESULTS
NWZ	TR-164A	70.00	34.20	40.50	6.30	3.85
			46.60	51.70	5.10	2.82
			64.20	68.60	4.40	1.07
NWZ	TR-164B	66.00	0.00	10.50	10.50	0.96
			46.50	66.00	19.50	3.17
NWZ	TR-164D	48.00	NO SIGNIFICANT RESULTS
NWZ	TR-164E	132.70	75.40	89.30	13.90	1.17
NWZ	TR-164F	116.40	18.85	27.80	8.95	1.38
NWZ	TR-166A	69.60	3.84	8.97	5.13	1.98
			13.68	15.25	1.57	3.26

NW-Zone Trenching Results (Table 2)
TARGET	TRENCH	TRENCH LENGTH (meters)	INTERSECTION				Comment
			From (meters)	To (meters)	Width (meters)	Grade (Au gr/t)
NWZ	TR-125	41.10	0.00	34.00	34.00	2.04
			34.00	41.50	7.50	Waiting for assay results
NWZ	TR-127	14.05	2.70	12.25	9.55	3.07
NWZ	TR-164C	293.30	1.50	3.00	1.50	3.02
			11.50	12.80	1.30	3.74
			21.10	54.80	33.70	3.73
			122.50	149.50	27.00	6.48
		INCLUDING	124.00	133.00	9.00	16.72
			171.40	178.60	7.20	0.82
			193.50	209.80	16.30	1.36
			224.00	228.30	4.30	1.92
			250.60	261.80	11.20	13.05
		INCLUDING	252.10	254.70	2.60	41.92
NWZ	TR-166	176.70	94.20	95.70	1.50	1.26
			133.20	134.70	1.50	2.84

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

PETAQUILLA REORGANIZATION WILL CREATE TWO COMPANIES

Vancouver BC – June 29, 2005:  Petaquilla Minerals Ltd.  (“PTQ” or the “Company”) is pleased to announce that the Company intends to submit a reorganization plan to shareholders at an extraordinary shareholder meeting to be held at a later date. The plan would separate PTQ’s precious metal deposits and its exploration lands from its Minera Petaquilla S.A. porphyry copper   deposits in north-central Panama.

The precious metal deposits and exploration lands will be transferred to a new corporation in exchange for shares that are then intended for distribution to PTQ shareholders. Shareholders of PTQ as at the share distribution record date will receive a yet to be determined number of common shares in the new company for each share of Petaquilla Minerals Ltd. held on the record date.

The reorganization will be subject to shareholders approving the transaction at an extraordinary special meeting and subject to the new company being accepted for listing on a stock exchange. The new company will have to comply with all requirements of the securities commissions involved. It is anticipated that the extraordinary meeting will be held in September 2005.

The Board of Directors of PTQ is of the view that the division of assets will benefit PTQ and its shareholders. This conclusion is based on the following primary considerations:

1.

Petaquilla’s primary focus is the development of its interest in the world-class Minera Petaquilla S.A. porphyry copper deposits. This focus would hamper the exploration and development of PTQ’s advanced stage Molejon gold deposit and adjoining exploration lands.

2.

The formation of a new company to hold the precious metal deposits and exploration lands will separate fund-raising and mining strategies that will be required to move these separate projects forward.

3.

A separation of the projects to two companies will give the shareholders of Petaquilla an ownership interest in one of the largest undeveloped copper deposits in the world and a direct interest in a more aggressive exploration and development company that will focus primarily on precious metal deposits.

4.

The separation in assets will allow analysts to more accurately value the companies on a stand-alone basis against similar mineral exploration companies and industry benchmarks, enhancing the likelihood that both companies will be more appropriately valued in the public market.

There is no assurance that the reorganization will proceed as planned or at all.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.